News Release

TransAlta Reports Second Quarter 2016 Results

CALGARY, Alberta (August 9, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported second quarter 2016 comparable EBITDA([1]) of $248 million, an increase of $65 million compared to last year and comparable FFO(1) of $175 million, $15 million higher than last year. As in the first quarter of the year, the impact of lower prices on our coal facilities was mostly mitigated by our high level of contracts and hedges. Cost reduction initiatives and contributions from renewables assets acquired last year continue to offset the impact of lower prices in Alberta. Year-to-date, comparable EBITDA was $527 million and comparable FFO was $372 million compared to EBITDA and FFO of $458 million and $371 million, respectively, for the same period in 2015.

“We delivered a solid second quarter,” said Dawn Farrell, President and Chief Executive Officer. “The closing of our $159 million debt financing and the commitment of our banks to extend our credit facilities demonstrates the strength of our funding plan. Our year is shaping up as expected and we anticipate achieving our goal of raising $400 to $600 million of project financing by year end.”

Second Quarter Highlights

•	In August we received commitments from our lenders to extend our syndicated credit facility and three bilateral credit facilities by one year to 2020 and 2018 respectively. All commitments are subject to finalizing loan documentation with key terms and covenants remaining unchanged. The extended facilities provide us with financial flexibility to achieve our financial transition.
•	We continued to advance the construction of the South Hedland power project. The bulk of the major equipment has arrived at site. Installation of the new fuel gas interconnection and high voltage works progressed with the connection and energization of the new generator transformer. We continue to expect the project to be delivered on schedule and on budget in mid-2017.
•	On June 3, 2016, our indirect wholly-owned subsidiary New Richmond Wind L.P. issued non-recourse bonds in the amount of $159 million, bearing interest at 3.963 per cent, with principal and interest payable semi-annually, and maturing on June 30, 2032. Proceeds were used to repay our credit facility, repay a maturing Canadian Hydro Developers, Inc. (“CHD”) bond, and further finance the construction of the South Hedland power project.
•	At June 30, 2016, we had a total of $2.1 billion of committed credit facilities, of which $1.5 billion was available, compared to $1.3 billion as at December 31, 2015. The $0.6 billion of credit utilized under these facilities was comprised entirely of letters of credit. We are in compliance with the terms of the credit facilities and all undrawn amounts are fully available. These facilities are comprised of a $1.5 billion committed syndicated bank facility which expires in 2019, and four bilateral credit facilities expiring in 2017.

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(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Comparable FFO and Comparable FCF and Earnings and Other Measures on a Comparable Basis sections of this quarter’s MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

Second Quarter 2016 Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended		6 Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Canadian Coal	93	71	196	166
U.S. Coal(2)	18	10	14	32
Canadian Gas(1)	56	48	121	105
Australian Gas(1)	33	30	64	57
Wind and Solar	36	33	97	88
Hydro	25	25	43	39
Energy Marketing	6	(18)	29	5
Corporate	(19)	(16)	(37)	(34)
Total Comparable EBITDA	248	183	527	458

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(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Comparable FFO and Comparable FCF and Earnings and Other Measures on a Comparable Basis sections of this quarter’s MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

•	Canadian Coal: Comparable EBITDA in the second quarter improved by $22 million and $30 million on a year-to-date basis, compared to the same periods in 2015. Cost reductions and effective hedging strategies have offset lower prices on uncontracted generation. During the second quarter, operational performance of the plants was also better than last year, with availability reaching almost 86 per cent compared to 75 per cent last year.
•	U.S. Coal: Comparable EBITDA was up $8 million for the quarter, compared to the same period in 2015, but $18 million lower on a year-to-date basis compared to 2015. Market optimization resulted in stronger performance during the second quarter. The first half of 2015 benefited from higher price hedges entered into during a higher price environment in 2014.
•	Canadian Gas: Comparable EBITDA for the three and six months ended June 30, 2016 was $56 million and $121 million compared to $48 million and $105 million, respectively, for the same periods in 2015, as result of a year over year change in mark-to-market on our gas position and lower operating costs from cost reduction initiatives.

•	Australian Gas: Comparable EBITDA increased $3 million during the second quarter, and increased $7 million on a year-to-date basis compared to 2015. The increase to comparable EBITDA for the second quarter of 2016 was mainly due to the addition of capacity payments for the completed gas reticulation asset at our Solomon gas plant. Year-to-date we also benefited from increased comparable EBITDA from the natural gas pipeline commissioned in late March 2015.
•	Wind and Solar: Comparable EBITDA was up $3 million during the quarter, and $9 million on a year-to-date basis compared to the same periods in 2015, due to the contribution of assets with a combined capacity of 136 MW acquired during the second half of 2015. Higher generation from our portfolio caused by stronger wind resources compared to last year partly offset the impact of lower prices on our uncontracted wind assets.
•	Hydro: Comparable EBITDA during the second quarter was similar to the same period in 2015. On a year-to-date basis, comparable EBITDA increased $4 million to $43 million, primarily due to an adjustment of prior years’ production volumes, and cost reduction initiatives.
•	Energy Marketing: Comparable EBITDA increased by $24 million during the second quarter and on a year-to-date basis due to a return to a normal level of gross margin from our short-term strategies. Last year’s results were largely attributable to volatile market conditions in the Alberta and Pacific Northwest regions impacting our results negatively.

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(1) At the beginning of the first quarter 2016, we have chosen to disaggregate presentation of the Gas reportable segment into its two operating segments, Canadian Gas and Australian Gas. Previously included legacy costs of the non-operating U.S. Gas function have been re-allocated to U.S. Coal to align with management’s internal monitoring practices. Comparative segmented results for 2015 have been restated to align with separate reporting of the two segments and the reallocation of the non-operating costs.

Consolidated Financial Review

Comparable EBITDA for the three and six months ended June 30, 2016, increased by $65 million and $69 million to $248 million and $527 million, respectively, compared to the same periods in 2015. During the quarter, all segments delivered improved or similar results compared to last year, as was the case on a year-to-date basis except for U.S. Coal. Low prices in Alberta were largely mitigated through our hedging strategies and cost reduction initiatives. Asset acquisitions in 2015 contributed positively to our results in respect of both the three and six months ended June 30, 2016. Energy Marketing returned to a more normal performance after suffering a loss during the second quarter last year.

Comparable FFO for the quarter increased by $15 million to $175 million compared to the same period in 2015. Last year, comparable EBITDA included higher unrealized mark-to-market losses from risk management activities in Energy Marketing which were excluded from comparable FFO.

Comparable net loss attributable to common shareholders for the three months ended June 30, 2016 was $20 million ($0.07 net loss per share), up from a comparable net loss of $44 million ($0.16 net loss per share) during the three months ended June 30, 2015. The increase was a result of higher comparable EBITDA. Year-to-date, comparable net loss attributable to common shareholders was $6 million ($0.02 net loss per share), up from comparable net loss of $18 million ($0.06 net loss per share) in the same period in 2015. The improvement primarily related to higher comparable EBITDA, partially offset by higher depreciation as a result of asset acquisitions in 2015.

Reported net earnings attributable to common shareholders ([3]) was $6 million ($0.02 net earnings per share) compared to a net loss of $131 million ($0.47 net loss per share) for the same period in 2015. On a year-to-date basis, reported net earnings attributable to common shareholders was $68 million ($0.24 net earnings per share) compared to a net loss of $171 million ($0.62 net loss per share) for the same period in 2015. Second quarter and year-to-date net loss in 2015 was impacted by a $40 million and $95 million income tax charge, respectively, associated with the sale of an economic interest in our Australian business to TransAlta Renewables and a $42 million ($28 million after-tax) and $73 million ($48 million after-tax) negative change, respectively, in the fair value of de-designated and economic hedges at U.S. Coal, compared to $13 million ($8 million after-tax) and $18 million ($12 million after-tax) this year. Second quarter and year-to-date reported earnings in 2016 include $12 million (2015 - $4 million loss) and $41 million (2015 - $4 million loss), respectively, of non-comparable unrealized losses on intercompany financial instruments that are attributable only to the non-controlling interests.

Operating Review

Availability for the three and six months ended June 30, 2016 improved over the same periods in 2015 primarily as a result of fewer planned and unplanned outages at Canadian Coal.

Production for the three and six months ended June 30, 2016 decreased by 921 gigawatt hours (“GWh”) and 1,954 GWh, respectively, compared to the same periods in 2015, primarily due to the restructuring of our contractual arrangement at Poplar Creek in the third quarter of 2015, and low prices in Ontario and the Pacific Northwest. Also, higher availability in Alberta Coal did not translate into a significant increase in power generation as some units were economically dispatched as a result of lower prices.

Total sustaining capital expenditures (including flood recovery capital) were $66 million for the quarter and $125 million for the six month period ended June 30, 2016, compared to $104 million and $174 million respectively in the same periods of last year. Planned major outages for 2016 include full major turnarounds of two Canadian Coal units that we operate, and two that our partners operate. Our planned outages also include significant work at our hydro facilities, including a stator/generator replacement.

One of our partners completed a major turnaround of one Canadian Coal unit that we do not operate in the first quarter of 2016, and in April we completed the planned outage of a second unit that we operate. The two limited scope turnaround projects were also completed in the first quarter. As a result, we now have only one more planned major outage at the Canadian Coal facilities that we operate for the rest of this year, and one at units that our partners operate.

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(1) 2015 restated to reflect prior period correction to tax. Refer to the Accounting Changes section of this quarter’s MD&A.

Recent Events

Credit Facility Renewal

In August we received commitments from our lenders to extend our syndicated credit facility and three bilateral credit facilities by one year to 2020 and 2018 respectively. All commitments are subject to finalizing loan documentation with key terms and covenants remaining unchanged. The extended facilities provide us with financial flexibility to achieve our financial transition.

$159 Million Project Financing

On June 3, 2016, our indirect wholly-owned subsidiary New Richmond Wind L.P. issued non-recourse bonds in the amount of $159 million, bearing interest at 3.963 per cent, with principal and interest payable semi-annually, and maturing on June 30, 2032. Proceeds were used to repay our credit facility, repay a maturing Canadian Hydro Developers, Inc. (“CHD”) bond, and further finance the construction of the South Hedland power project.

South Hedland

We continued to advance the construction of the South Hedland power project. The bulk of the major equipment has arrived at site. Installation of the new fuel gas interconnection and high voltage works progressed with the connection and energization of the new generator transformer. We continue to expect the project to be delivered on schedule and on budget in mid-2017.

Sundance, Sheerness, and Keephills PPA Terminations

In March and May 2016, the buyers under the legislated Sundance, Sheerness, and Keephills PPAs announced their intention to transfer their respective obligations under the PPAs to the Balancing Pool as a result of a change in Alberta law. The Balancing Pool is presently investigating whether these transfers are permitted by the terms of the PPAs in the current circumstances and, if so, when the transfers would become effective. The outcome remains uncertain. If the Balancing Pool confirms the transfers, it will assume the role of the buyers and carry out the responsibilities of the buyers under the PPAs, including dispatching the generating units and making the capacity and energy payments to TransAlta until the end of the PPA terms. Pursuant to the Electric Utilities Act (Alberta), it could also choose to terminate the PPAs after following the requirements of legislation, which would include paying TransAlta an amount equal to the applicable closing net book value of the generating units. TransAlta does not presently expect the transfer of the PPAs to the Balancing Pool to have a material impact on our business.

On July 25, 2016, the Attorney General for the Province of Alberta filed a claim against all buyers who have purported to transfer their respective obligations under the PPAs, the owner of the Battle River #5 PPA, the Alberta Utilities Commission, and Balancing Pool, challenging the basis on which the buyers have purported to transfer their PPA obligations to the Balancing Pool. The outcome of this claim is uncertain.

Notwithstanding the above, TransAlta continues to operate the PPA generating units in their ordinary course and receive the capacity and energy payments due to it under the PPAs.

Credit Ratings Outlook

As at June 30, 2016, we maintain investment grade ratings from three credit rating agencies, but during the first quarter, DBRS and Fitch changed their outlooks from stable to negative. Their negative outlooks are a reflection of low energy prices and concerns over coal generation transition in Alberta. We remain focused on strengthening our financial position by de-leveraging our capital structure and securing a fair agreement with the Government of Alberta that assists them in their goal to transition the generation in the province to gas and renewables.

Second Quarter 2016 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		6 Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Adjusted availability (%) ([4])	86.5	80.9	89.4	86.1
Production (GWh) (1)	7,899	8,820	16,766	18,720
Revenue	492	438	1,060	1,031
Comparable EBITDA	248	183	527	458
Net earnings (loss) attributable to common shareholders([5])	6	(131)	68	(171)
Comparable net loss attributable to common shareholders	(20)	(44)	(6)	(18)
Comparable Funds from Operations	175	160	372	371
Cash Flow from Operating Activities	119	(39)	394	114
Comparable Free Cash Flow	62	23	149	133

Net earnings (loss) per common share(2)	0.02	(0.47)	0.24	(0.62)
Comparable net (loss) per share	(0.07)	(0.16)	(0.02)	(0.06)
Comparable Funds from Operations per share	0.61	0.57	1.29	1.33
Comparable Free Cash Flow per share	0.22	0.08	0.52	0.48
Dividends declared per common share	0.04	0.18	0.08	0.36

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(1) Adjusted for economic dispatching at U.S. Coal.

(2) 2015 restated to reflect prior period correction to tax. Refer to the Accounting Changes section of this quarter’s MD&A.

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and webcast at 12:30 p.m. MT (2:30 p.m. ET) today to discuss our second quarter 2016 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 00636 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at www.transalta.com or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: TransAlta’s business and anticipated future financial performance; our expected strategies and opportunities including as it relates to becoming Canada’s leading clean energy company; expected governmental regulatory regimes and legislation (including the Government of Alberta’s Climate Leadership Plan) and the timing of the implementation of such regimes and regulations; our ability to achieve a beneficial outcome in connection with the coal-fired generation transition being pursued pursuant to the Alberta Climate Leadership Plan; the impact of the transfer of the Alberta PPAs to the Balancing Pool; our plans and strategies relating to repositioning our capital structure and strengthening our balance sheet; our planned outages expected to arise in 2016; and the construction and commissioning of the South Hedland power project and its expected timing, costs and benefits. By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including unplanned outages at generating facilities and associated capital investments; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts, including the outcome of the coal-fired generation transition under the Government of Alberta’s Climate Leadership Plan; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where we operate; deterioration of credit markets; and impediments to the construction of South Hedland. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com